

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2023

Claudius Tsang
Chief Executive Officer and Chief Financial Officer
A SPAC I Mini Acquisition Corp.
Level 39, Marina Bay Financial Centre
Tower 2, 10 Marina Boulevard
Singapore, 018983

  Re: A SPAC I Mini Acquisition Corp.
    Amendment No. 2 to Registration Statement on Form F-4
    Filed December 7, 2023
    File No. 333-275208

Dear Claudius Tsang:

  We have reviewed your amended registration statement and have the following comments.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 28, 2023 letter.

Amendment No. 2 to Registration Statement on Form F-4/A

Cover Page

1. Please provide further information regarding the Additional Closing Shares, the decision to include the shares in the Second Amendment to the Merger Agreement, and state how the parties agreed on the $8mm value. Additionally, your disclosure says "[t]he aggregate consideration for the Business Combination is $50,000,000, payable in the form of 5,000,000 newly issued PubCo Class A ordinary shares valued at $10.00 per share to NewGenIvf's shareholders, plus additional PubCo Class A ordinary shares in exchange for the NewGenIvf shares issued by NewGenIvf following the original date of the Merger Agreement (the "Additional Closing Shares")." We also note that the definition of Additional Shares in the Second Amendment is "the Company Shares issued by the Company following the date of this Agreement (i.e., February 15, 2023)." It appears that it

is currently contemplated that 800,000 Additional Closing Shares will be issued based on the amount shown in certain tables. Please revise your disclosure to clarify if this amount or value of shares is set or whether additional shares may be issued.

Exhibits

2.   We note your legal opinions, filed as Exhibits 5.1 and 5.2, are incomplete. Please file complete legal opinions, to include coverage of the Second Amendment to the Merger Agreement and the Additional Closing Shares to be issued.

        Please contact Michael Fay at 202-551-3812 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Richie at 202-551-7857 or Margaret Schwartz at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Giovanni Caruso, Esq.